UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated March 20, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock exchange release: Nokia provides recast comparative quarterly financial information reflecting the transfer of Managed Services business from Cloud and Network Services to Mobile Networks
•	Attachment: EN Web tables Recast MN and CNS

1
STOCK EXCHANGE RELEASE 20 March 2025

Nokia Corporation

Stock Exchange Release

20 March 2025 at 18:00 EET

Nokia provides recast comparative quarterly financial information reflecting the transfer of Managed Services business from Cloud and Network Services to Mobile Networks

Nokia today provided recast comparative financial information for Mobile Networks and Cloud and Network Services segments for Q1-Q4 2024 reflecting the transfer of the Managed Services business.

Managed Services business transferred from Cloud and Network Services into Mobile Networks in 2025

Effective 1 January 2025, Nokia moved its Managed Services business into its Mobile Networks business group. The Managed Services business provides outsourced network management of multi-vendor RAN networks for operators and, since 2021, has been part of Nokia’s Cloud and Network Services business group. As the Cloud and Network Services business group is increasingly transitioning towards cloud-native software sales, 'as-a-service' product offerings and helping customers to monetize networks through API's, Nokia believes that Managed Services is more aligned and fits better with its Mobile Networks business group.

To provide a basis for comparison, the following tables present summarized income statement information for Cloud and Network Services and Mobile Networks on an unaudited basis for all quarters and the full year of 2024, reflecting the transfer of the Managed Services business.

2
STOCK EXCHANGE RELEASE 20 March 2025

Mobile Networks

EUR million	Q1'24	Q2'24	Q3'24	Q4'24	Q1-Q4'24
Net sales	1,682	2,078	1,854	2,545	8,159
Gross profit	688	868	713	950	3,219
Gross margin %	40.9%	41.8%	38.5%	37.3%	39.5%
Research and development expenses	-544	-538	-520	-558	-2,160
Selling, general and administrative expenses	-180	-191	-182	-203	-756
Other operating income and expenses	4	43	91	12	149
Operating profit/(loss)	-32	182	101	201	452
Operating margin %	-1.9%	8.8%	5.4%	7.9%	5.5%
Other segment items
Depreciation and amortization	-92	-99	-92	-94	-377

Cloud and Network Services

EUR million	Q1'24	Q2'24	Q3'24	Q4'24	Q1-Q4'24
Net sales	546	507	595	940	2,589
Gross profit	215	190	269	483	1,157
Gross margin %	39.4%	37.5%	45.2%	51.4%	44.7%
Research and development expenses	-140	-139	-130	-141	-550
Selling, general and administrative expenses	-113	-105	-105	-121	-444
Other operating income and expenses	1	19	23	1	43
Operating profit/(loss)	-37	-35	56	222	206
Operating margin %	-6.8%	-6.9%	9.4%	23.6%	8.0%
Other segment items
Depreciation and amortization	-17	-16	-16	-17	-67

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2025	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal